File No. 73-00049

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                (Names and addresses of foreign utility company)

                          Southern Energy--Europe B.V.
                              Dr. Willem Dressing 2
                               1185 VB Amstelveen
                            1100 North Market Street
                            Amsterdam The Netherlands


                      (Name and address of filing company)

                              Southern Energy, Inc.
                         900 Ashwood Parkway - Suite 500
                             Atlanta, Georgia 30338






            The Commission is requested to address communications to:

    Thomas Boren, President                          John D. McLanahan, Esq.
      SEI Holdings, Inc.                               Troutman Sanders LLP
900 Ashwood Parkway - Suite 500                     600 Peachtree Street, N.E.
    Atlanta, Georgia 30338                                  Suite 5200
                                                   Atlanta, Georgia 30308-2216



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1. Name of the entity on whose behalf foreign utility company status is claimed, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

                          Southern Energy--Europe B.V.
                              Dr. Willem Dressing 2
                               1185 VB Amstelveen
                            1100 North Market Street
                            Amsterdam The Netherlands


         Southern Energy--Europe B.V. will own and operate two fossil fueled peaking generating plants in Lynton North Devon, England, used for the generation and sale of electric energy and interconnected to the transmission grid serving the Electricity Pool of England and Wales.

         SEI Holdings, Inc., a Delaware corporation ("SEI Holdings"), is filing this Notification of Foreign Utility Company status pursuant to Section 33(a) of the Act and Rule 57 thereunder on behalf of the company named above, which is organized under the laws of the Netherlands. SEI Holdings is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company.1 SEI Holdings owns, indirectly through one or more intermediate subsidiaries, 100% of the beneficial interests and voting shares of the above-referenced Foreign Utility Company.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, are associate companies of the Foreign Utility Company:

                              Alabama Power Company
                              Georgia Power company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with the above-referenced Foreign Utility Company, and no such investment or contractual relationship is contemplated.



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1        See The Southern Company, et al., Holding Co. Act Rel. No. 26468
         (February 2, 1996).


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                                    EXHIBIT A

                                  Inapplicable


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned authorized officer and agent:

                                    SOUTHERN ENERGY, INC.



                                    By:/s/ Tommy Chisholm
                                           Tommy Chisholm
                                                Secretary


Date: April 9, 1999